UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

No Act
P.E. 12-23-02

[redacted]

03016634

February 26, 2003

Evelyn Cruz Sroufe
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act 1934
Section
Rule 14A-8
Public Availability 2/26/2003

Re: The Boeing Company
Incoming letter dated December 23, 2002

Dear Ms. Sroufe:

This is in response to your letter dated December 23, 2002 concerning the shareholder proposal submitted to Boeing by Edward P. Olson. We also have received a letter on the proponents' behalf dated January 9, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Edward P. Olson
3729 Weston Place
Long Beach, CA 90807

RECEIVED

2002 DEC 26 PM 4:23

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Perkins Coie

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com

EVELYN CRUZ SROUFE
206-583-8502
ESroufe@perkinscoie.com

December 23, 2002

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Concerning Simple-Majority Vote Submitted by Edward Olson for Inclusion in The Boeing Company 2003 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("Boeing" or the "Company"). On November 10, 2002, Boeing received a proposed shareholder resolution and supporting statement (together the "Proposal") from Edward Olson (the "Proponent"), for inclusion in the proxy statement (the "2003 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2003 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from its 2003 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Boeing excludes the Proposal from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Boeing the undersigned hereby files six copies of this letter and the Proposal, which (together with its supporting statement) are attached to this letter as **Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to simple majority voting and states, in relevant part:

> *Shareholders recommend our company implement a simple-majority vote rule. This recommendation includes all issues submitted to shareholder vote to the fullest extent possible. This proposal recommends the greatest flexibility to adopt the spirit and the letter of this topic to the fullest extent possible, as soon as possible, by amending our company governing documents including the bylaws.*

Summary of Basis for Excluding Portions of the Proposal

We have advised Boeing that it properly may exclude the Proposal, or portions thereof, from its 2003 Proxy Statement and form of proxy for the following reasons:

1. Portions of the Proposal are excludable under Rules 14a-8(i)(3)/14a-9 because they are materially false or misleading.

2. The entire Proposal is excludable under Rules 14a-8(i)(3)/14a-9 because the Proposal and supporting statement will require detailed and extensive editing in order to bring it into compliance with the proxy rules.

The reasons for our conclusion in this regard are more particularly described below.

Explanation of Basis for Excluding Portions of the Proposal

1. Portions of the Proposal are excludable under Rules 14a-8(i)(3)/14a-9 because they are materially false or misleading.

We submit that portions of the Proposal are properly excludable under Rules 14a-8(i)(3)/ 14a- 9 because they contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact.

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See Staff Legal Bulletin No. 14* (July 13, 2001); *Cisco Systems, Inc.* (Sept. 19, 2002); *Sysco Corp.* (Sept. 4, 2002); *Winland Electronics, Inc.* (May 24, 2002); *Putnam High Income Convertible and Bond Fund* (April 24, 2002); *The Boeing Co.* (Mar. 2, 2002). In our view the Proposal contains several such statements.

First, the following statement within the Proposal is properly excludable unless modified under Proxy Rule 14a-8(i)(3) and 14a-9 because it inappropriately and misleadingly casts the Proponent's personal opinions as a statement of fact:

> **[paragraph 5]** "*shareholder approval of certain items is all but impossible";*

This statement is properly excludable unless the Proponent qualifies it as his opinion. *See Micron Technology, Inc. (Sept. 10, 2001); Sysco Corp. (Aug. 10, 2001); DT Indust., Inc. (Aug. 10, 2001); Qwest Communications International, Inc., (Feb. 26, 2001).* Without such qualification, the statement misleadingly suggest facts that have not otherwise been documented.

Second, the following statement is properly excludable unless modified because it inappropriately and misleadingly casts the Proponent's own opinions as the opinion of shareholders in general, as follows:

> **[paragraph 6]** "*Shareholders believe that our company should do so* [implement proposal topic than won a majority of yes-no vote] *as well."*

The Proponent should revise the foregoing statements to indicate that they are his opinions rather than the opinions of shareholders in general. *See Sabre Holdings Corp.* (Mar. 18, 2002); *Colgate-Palmolive Co.* (Mar. 8, 2002); *The Boeing Co.* (Mar. 2, 2002). To our knowledge, there are no co-sponsors of the Proposal. And, without such qualification, the statements misleadingly suggest a level of support for or co-sponsorship of the Proposal that has not been demonstrated.

Third, the following statements are properly excludable because they are undocumented assertions of fact not capable of verification by reference to the text of the proposal itself.

> **[paragraph 2]** *"Major pension funds support simple-majority provisions"*
>
> **[heading of paragraph 2]** *"Simple-majority requirements are widely supported";* and
>
> **[paragraph 3]** *"[I]investors are flocking to stocks of companies perceived as being well governed and punishing stocks of companies seen as having lax oversight."*

Proponent's failure to provide citations renders these statements misleading because reasonable readers cannot refer to the source to verify for themselves the accuracy of such statements. None of the "major pension funds" who "support simple-majority provisions" are identified, nor are readers offered any factual foundation for the assertion that the Proposal is "widely supported" and that "investors are flocking" to companies which have adopted such proposals. The Staff consistently directs proponents who allege broad support for their proposals by specific groups or shareholders generally, to amend their proposal and include references to specifically identify groups cited. *See General Motors Corp.* (Apr. 3, 2002); *Exxon Mobil Corp.* (Mar. 26, 2002); *Southwest Airlines Co.* (Mar. 21, 2002); *Sabre Holdings Corp.* (Mar. 18, 2002). Without specifics, it is impossible for any reader of the Proposal to determine the accuracy of the facts asserted. The Proponent should specifically identify and provide factual support in the form of a citation to a specific source for the foregoing statements or delete the statements altogether.

Fourth, each of the following statements in the Proposal also offer undocumented statements of fact not verifiable by reference to the text of the Proposal itself.

> **[paragraph 2]** *"Proponents of simple-majority vote said that super-majority vote requirements, like our company's, may stifle bidder and devaluate our stock."*

No indication is given as to the identity of the "proponents" of simple-majority vote requirements. In 2001, the Proponent included this precise statement in his same proposal to the Company and the Staff specifically directed him to provide factual support for the statement in the form of a citation to a specific source. *See The Boeing Co.* (Feb. 6, 2001). Apparently, he was unable to do so because the statement did not subsequently appear in the Company's 2001 proxy statement.

> **[paragraph 2]** *"Simple-majority resolutions at major companies won an overall 54% of yes-no shareholder votes in 1999 and 2000 .... "*

This statement fails to reveal, among other things, (i) the "major companies" where the proposal was voted upon; (ii) the methodology used to calculate the 54% of persons voting yes at unidentified meetings of an unstated number of unidentified companies over a two-year period; (iii) any differences among the proposals purportedly voted on at these other "major companies," including whether the proposals were precatory or mandatory; and (iv) any differences among the various companies which were requested to consider such proposals, including the extent to which the terms of the other companies' governing instruments were similar to or different from the Company's governing instruments. We note that the Staff has required the other proponents to delete similar misleading assertions. *See Alaska Air Group, Inc.* (Mar. 26, 2000).

Fifth, the following statements within the Proposal are properly excludable under Proxy Rules 14a-8(i)(3) and 14a-9 because they directly misrepresent the level of support for the simple majority proposal at the Company's 2002 annual meeting.

> **[first heading]** *"This topic won a majority of our yes-no votes in 2002."*
>
> **[paragraph 2]** *"This topic won a majority of our yes-no vote at our 2002 annual meeting."*
>
> **[last heading]** *"This topic won a majority of our yes-no vote in 2002."*

Under Delaware law, to which the Company is subject, a shareholder proposal is not passed unless it receives the affirmative vote of the majority of shares present in person or by proxy and entitled to vote at the meeting. *See Del. Gen. Corp. Law Section 216(2).* As indicated in the Form 10-Q report filed following the Company's 2002 annual meeting, the proposal received 49.54% of the shares present and entitled to vote. The Proponent's figures reflect the vote totals for the percentages of the votes for and against: 50.69%. This method of calculation is contrary to Delaware law for the purpose of determining whether a proposal has passed. It is misleading to shareholders for the Proponent to suggest that his proposals "won" or were approved in 2002 when in fact they did not pass in any legal sense. Proponent's statements misleadingly imply that the Company is flouting Delaware law at the expense of its shareholders. Describing the 2002 election solely in terms of the "yes-no" count misstates the results, leading to confusion to the shareholders. Repeating this misstatement three times only compounds the error. We note that on numerous previous occasions, the Staff has directed proponents to delete similarly misleading references to the vote totals garnered by their proposals. *See Northrop Grumman Corp. (Mar. 22, 2002); Honeywell International, Inc.* (Oct. 26, 2001); *APW, Ltd.* (Oct. 17, 2001); *Alaska Air Group, Inc.* (Mar. 13, 2001); *The Boeing Co.* (Mar. 6, 2000).

Sixth, the following statement in paragraph 4—"*This topic won significant institutional support to win more than 50% of the yes-no vote at the 2002 annual meeting*"—is properly excludable unless substantiated. The shareholder proposal voting results published in the Company's Form 10-Q following each annual meeting of shareholders do not identify the votes of institutional shareholders as opposed to non-institutional shareholders.

Finally, the heading and first sentence of the sixth paragraph—"*Management Commitment to Shareholders; By adopting this policy. . . our [B]oard could demonstrate a commitment to the greatest management concerns for shareholder value*"—are excludable because they combine to impugn the Board's integrity, without factual support, by implying that the Company management is uninterested in their fiduciary duty to consider the Company's best interests. Note (b) of Rule 14a-9 defines misleading to include "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." *See also SI Handling Systems, Inc. (May 5, 2000); Philip Morris Companies Inc. (Feb. 7, 1991); Detroit Edison Co. (Mar. 4, 1983).* The Proposal states that "the [B]oard could demonstrate a commitment to the greatest management concern for shareholder value" by adopting a simple majority voting system. The wording implies that the Board's failure to adopt such a proposal indicates that they have less than the best interests of the shareholders at heart. This inappropriately calls into question the Board's compliance with their legal fiduciary duties as directors and their personal integrity.

For the foregoing reasons, we believe these portions of the Proposal are properly excludable from the Company's 2003 Proxy Statement.

2. The entire Proposal is excludable under Rules 14a-8(i)(3)/14a-9 because the Proposal and supporting statement will require detailed and extensive editing in order to bring it into compliance with the proxy rules.

We submit that the entire Proposal is properly excludable under Rules 14a-8(i)(3)/14a-9—violation of the proxy rules/ materially false and misleading statements—because extensive editing is required to bring it into compliance with the proxy rules.

As noted in section 1 above, virtually every paragraph and sentence of the Proposal contains false or misleading statements that will require extensive editing to bring the Proposal into compliance with the proxy rules. Boeing therefore requests that the Staff confirm that it will not recommend enforcement action against Boeing should Boeing omit the supporting statement in its entirety pursuant to Rules 14a-8(i)(3)/14a-9—violation of the proxy rules/materially false and misleading statements.

We are of course mindful that the Staff has stated that it may permit a proponent to revise a proposal or supporting statement under Rule 14a-8(i)(3) to revise or delete specific statements "that may be materially false or misleading or irrelevant to the subject matter of the proposal." *Staff Legal Bulletin No. 14* (Jul. 13, 2001). However, in prior no-action letters, the Staff has found it proper to omit certain shareholder proposals entirely pursuant to Rule 14a-8(c)(3), the predecessor to Rule 14a-8(i)(3), where such proposals were "so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See Philadelphia Electric Co.* (Jul. 30, 1992). More recently, the Staff has confirmed that in instances where a proposal requires "detailed and extensive editing in order to bring [it] into compliance with the proxy rules" it may be appropriate "to exclude the entire proposal, supporting statement, or both, as materially false or misleading." *Staff Legal Bulletin No. 14* (July 13, 2001). We submit that the present Proposal would require extensive editing to bring it into compliance with the proxy rules and is therefore properly excludable in its entirety on this basis alone.

* * * * *

For the foregoing reasons, we believe that the Proposal may be omitted from the 2003 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

Boeing anticipates that its 2003 Proxy Statement will be finalized for printing on or about March 4, 2002. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 583-8502.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Evelyn Cruz Sroufe

ECS:reh
Enclosures

cc: Edward Olson
James C. Johnson, The Boeing Company
Rick Hansen, Perkins Coie LLP

EXHIBIT A

6 D Allow Simple-Majority Vote

This topic won a majority of our yes-no vote in 2002

Shareholders recommend our company implement a simple-majority vote rule. This recommendation includes all issues submitted to shareholder vote to the fullest extent possible. This proposal recommends the greatest flexibility to adopt the spirit and the letter of this topic to the fullest extent possible, as soon as possible, by amending our company governing documents including the bylaws.

Edward P. Olson, 3729 Weston Place, Long Beach, CA 90807 submits this proposal.

Simple-majority requirements are widely supported

Major pension funds support simple-majority provisions. Proponents of simple-majority vote said that super-majority vote requirements, like our companyÕs, may stifle bidder and devaluate our stock. Simple-majority resolutions at major companies won an overall 54% of yes-no shareholder votes in 1999 and 2000 and an 85%-yes vote at Alaska Air in 2002. This topic won a majority of our yes-no vote at our 2002 annual meeting.

Serious about Good Governance

Enron and the corporate disasters that followed forced many companies to get serious about good governance. Increasingly, institutional investors are flocking to stocks of companies perceived as being well governed and punishing stocks of companies seen as having lax oversight.

This proposal topic won significant institutional support to win more than 50% of the yes-no vote at the 2002 annual meeting. It is important for our company to maintain institutional investor support. If our management loses the support of a number of large institutional investors and they sell their stock, it could negatively impact all remaining shareholders. Increasingly institutional investors recognize their role as owners of companies. A McKinsey & Co. survey showed that institutional investors are prepared to pay an 18% premium for good corporate governance.

A supermajority rule, like our company has, can mean that if 100% of shares voted are in favor of a proposal, it will not pass because a 75%-yes vote of all shares in existence is required for passage. Thus shareholder approval of certain items is all but impossible. Under our current rule a small minority of shareholders, as little as 1%, could force their will on a 74% majority of shareholders.

Management Commitment to Shareholders

By adopting a policy to allow simple majority vote, our board could demonstrate a commitment to the greatest management concern for shareholder value. In recent years, various companies have been willing to implement proposal topics that won a majority of yes-no shareholder votes. Shareholders believe that our company should do so as well.

Allow Simple-Majority Vote

This topic won a majority of our yes-no vote in 2002

Yes on 6

This proposal title is part of the rule 14a-8 shareholder submitted text and is submitted for unedited publication as the first and only title in all proxy references including each ballot.

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

Edward P. Olson
3729 Weston Place
Long Beach, CA 90807

RECEIVED
2003 JAN 15 PM 5:26
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

6 Copies
7th copy for date-stamp return

January 9, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (BA)
Investor Response to Company No Action Request

Ladies and Gentlemen:

This letter addresses the company no action request.

The numbers on the exhibits that follow match the respective line numbers on the submitted proposal copy attached.

Item 10) The text is already qualified and limited with "could."

Item 11) With 50.7% of the yes-no votes cast in 2002 there are clearly other shareholders who believe our company should do so.

Since the exhibits noted above address the company concerns, this is to respectfully request that the Office of Chief Counsel not agree with the company request on the proposal or any text therein.

Sincerely,

Edward P. Olson
Boeing Shareholder

cc:
Philip Condit
Chairman

Corporation	Subject	Principal Sponsor or Coordinator	Status
AOL Time Warner	freeze executive pay during downsizing#	UFE/Resp. Wealth	withdrawn
Apple Computer	increase compensation committee independence##	IBEW	39.1%
	increase nominating committee independence##	Operating Engineers	14.4%
	no consulting by auditors#	UBCJA	withdrawn
AT&T	allow vote against directors##	Morse, R.	not in proxy
	double board nominees#	Dee, R.	omitted [b-2]
	increase key committee independence#	Chevedden, J.	omitted [i-6]
	pay directors in cash#	Truhan, E. & C.	omitted [i-3]
	pension fund surplus reporting		16.0% pre
	provide pension choices	Domini	10.0% pre
	vote on future golden parachutes	CWA	21.0% pre
	vote on spin-offs' takeover provisions##	AFL-CIO	40.0% pre
Atlas Air Worldwide Holdings	redeem or vote on poison pill#	Chevedden, J.	omitted [i-2]
Autodesk	vote on all stock-based compensation plans#	TIAA-CREF	omitted [i-7]
Automatic Data Processing	no consulting by auditors	UBCJA	11/12/2002
AutoNation	redeem or vote on poison pill#	Chevedden, J.	omitted [e-2]
Avant	increase audit committee independence	NYCTeachers	mtg cancelled
Avaya	allow vote against directors##	Morse, R.	awaiting tally
	redeem or vote on poison pill#	Brandes Trust	omitted [b-2]
Avon Products	increase audit committee independence	Laborers	13.6%
	no consulting by auditors#+	UBCJA	12.5%
Baker Hughes	eliminate supermajority provision	Rossi Family	68.7% @ (p)
	repeal classified board	Mathis, H.	81.5% @ (p)
Bank Of America	change annual meeting location	Davis, E.	5.7%
	COLA for pensions#	Schinagl, W.	omitted [i-7]
	double board nominees	Naylor, B.	5.5%
	increase shareholder perks#	Gavitt, A.	omitted [e-2]
	redeem or vote on poison pill#	Rossi Family	omitted [i-10]
	vote on future golden parachutes	Teamsters	50.7% (p)
Barnes & Noble	report on directors' role in corporate strategy	UBCJA	withdrawn
Bausch & Lomb	repeal classified board	AFSCME	76.5% @ (p)
Baxter International	adopt cumulative voting	Glotzer, M.	39.1% @
BB&T	waive service fees#	King, J.	omitted [i-7]
Becton Dickinson	adopt cumulative voting	Davis, E.	38.5%
Best Buy	no consulting by auditors	UBCJA	withdrawn
	report on directors' role in corporate strategy	IBEW	withdrawn
Bethlehem Steel	redeem or vote on poison pill	Rossi Family	mtg cancelled
BJ Services	increase efforts to diversify board	Episcopal Church	not in proxy
Black & Decker	award perfomance-based stock options	NYCERS	13.1%
Bob Evans Farms	restrict executive compensation	Mitchell, E.K.	awaiting tally
Boeing	award perfomance-based stock options	Schlossman, B.	withdrawn
	disclose executive pension obligations#	Blondin, M.	omitted [i-7]
	eliminate supermajority provision	Olsen, E.	50.7% @
	increase key committee independence#+	Gilberts	22.8% @
	link executive pay to social criteria	Capuchins, Passionists	8.8%
	modify bonus programs#	Wirrick, J.	omitted [i-7]
	pay directors in stock#+	Watt, D.	9.0% @
	provide pension choices#+	Shuper, D. & G.	12.0% @
	redeem or vote on poison pill	Janopaul, J.	50.7% @
	repeal classified board#+	Chevedden Family Trust	50.5% @

IRRC

Corporate Governance Service

Research Section

AVERAGE VOTING RESULTS ON SIGNIFICANT CORPORATE GOVERNANCE PROPOSALS

	—2002—		—2001—		
(X) pending proposals	*# of proposals*	*Average vote+*	*# of proposals*	*Average vote+*	*Trend^*
Eliminate supermajority vote	10	61.5	12	57.9	+3.6
Repeal classified board	41	61.3	46	52.4	+8.9
Redeem or vote on poison pill	50	60.2	22	57.0	+3.2
Confidential voting	5	59.4	7	52.9	+6.5
Increase compensation committee indepencence	2	43.1	2	42.1	+1.0
No repricing underwater stock options	2	41.0	1	46.6	--
Separate CEO & chairman	3	35.8	3	15.7	+20.1
Vote on future golden parachutes	18	35.3	13	31.8	+3.5
Provide for cumulative voting	19	33.2	19	30.4	+2.8
Increase board independence	12	30.8	7	22.5	+8.3
Increase board diversity(1)	3	21.2	6	20.5	+0.7
Increase nominating committee independence	6	20.3	2	38.6	-18.3
Performance-based stock options	4	19.9	9	25.9	-6.0
Restrict executive compensation*	8	16.0	17	12.2	+3.8
Sell company/spin off/hire investment banker	2	13.5	21	13.2	+0.3
Disclose executive compensation	2	10.1	2	9.2	+0.9
Increase key committee independence	7	21.4			
No consulting by auditors	21	28.8			
Pension fund surplus reporting	5	25.9			
Report on dirs' role in corp. strategy	7	8.5			

+Vote as percentage of shares voted for and against, abstentions excluded
**Includes proposals to restrict executive pay, cap executive pay and link executive pay to performance*
^Trend figures are calculated for categories with more than one proposal

GENERAL PRINCIPLES

A. Shareholder Voting Rights

1. Each share of common stock, regardless of class, should have one vote. Corporations should not have classes of common stock with disparate voting rights. Authorized unissued common shares that have voting rights to be set by the board should not be issued without shareholder approval.
2. Shareholders should be allowed to vote on unrelated issues individually. Individual voting issues, particularly those amending a company's charter, bylaws, or anti-takeover provisions, should not be bundled.
3. A majority vote of common shares outstanding should be sufficient to amend company bylaws or take other action requiring or receiving a shareholder vote.
4. Broker non-votes and abstentions should be counted only for purposes of a quorum.
5. A majority vote of common shares outstanding should be required to approve major corporate decisions including:
   a. the corporation's acquiring, other than by tender offer to all shareholders, 5 percent or more of its common shares at above-market prices;
   b. provisions resulting in or being contingent upon an acquisition other than by the corporation of common shares having on a pro forma basis 20 percent or more of the combined voting power of the outstanding common shares, or a change in the ownership of 20 percent or more of the assets of the corporation, or other provisions commonly known as shareholder rights plans, or poison pills;
   c. abridging or limiting the rights of common shares to (i) vote on the election or removal of directors or the timing or length of their term of office, or (ii) make nominations for directors or propose other action to be voted on by shareholders, or (iii) call special meetings of shareholders or take action by written consent or affect the procedure for fixing the record date for such action;
   d. permitting or granting any executive or employee of the corporation upon termination of employment, any amount in excess of two times that person's average annual compensation for the previous three years; and
   e. provisions resulting in the issuance of debt to a degree that would excessively leverage the company and imperil the long-term viability of the corporation.
6. Shareholders should have the opportunity to vote on all equity-based compensation plans that include any director or executive officer of the company. Shareholders should also have the opportunity to vote on any equity-based compensation plan where the number of reserved shares, together with the company's outstanding equity-based awards and shares available for grant, may have a material impact on the capital structure of the company and the ownership interests of its shareholders. Generally, five percent dilution represents a material impact, requiring a shareholder vote
7. Shareholders should have better access to the proxy for corporate governance issues.

B. Shareholder Meeting Rights

1. Corporations should make shareholders' expense and convenience primary criteria when selecting the time and location of shareholder meetings.
2. Appropriate notice of shareholder meetings, including notice concerning any change in meeting date, time, place or shareholder action, should be given to shareholders in a manner and within time frames that will ensure that shareholders have a reasonable opportunity to exercise their franchise.
3. All directors should attend the annual shareholders' meeting and be available, when requested by the chair, to answer shareholder questions.
4. Polls should remain open at shareholder meetings until all agenda items have been discussed and shareholders have had an opportunity to ask and receive answers to questions concerning them.
5. Companies should not adjourn a meeting for the purpose of soliciting more votes to enable management to prevail on a voting item. Extending a meeting should only be done for compelling reasons such as vote fraud, problems with the voting process or lack of a quorum.
6. Companies should hold shareholder meetings by remote communication (so-called electronic or "cyber" meetings) only as a supplement to traditional in-person shareholder meetings, not as a substitute.
7. Shareholders' rights to call a special meeting or act by written consent should not be eliminated or abridged without the approval of the shareholders. Shareholders' rights to call special meetings or to act by written consent are fundamental ones; votes concerning either should not be bundled with votes on any other matters.
8. Corporations should not deny shareholders the right to call a special meeting if such a right is guaranteed or permitted by state law and the corporation's articles of incorporation.

C. Board Accountability to Shareholders

1. Corporations and/or states should not give former directors who have left office (so-called "continuing directors") the power to take action on behalf of the corporation.
2. Boards should review the performance and qualifications of any director from whom at least 10 percent of the votes cast are withheld.
3. Boards should take actions recommended in shareholder proposals that receive a majority of votes cast for and against. If shareholder approval is required for the action, the board should submit the proposal to a binding vote at the next shareholder meeting. This policy does not apply if the resolution requested the sale of the company and within the past six months the board retained an investment banker to seek buyers and no potential buyers were found.
4. Directors should respond to communications from shareholders and should seek shareholder views on

IRRC

Analysis

This resolution is inspired by the proponents' social concerns, particularly with regard to human rights, and questions whether Boeing's record on these concerns is reflected adequately in executive pay. The proponents cite company surveys identifying "notable drops in employee's confidence," as well as a May 2000 Wall Street Journal article reporting that company employees were "disillusioned after labor friction, production problems and waves of international upheavals in recent years." The proponents also take issue with the company's past refusal to support a shareholder proposal asking it to review and develop human rights guidelines for its significant support and training operations in China.

Undertaking the requested review, preparing a summary report and making it available to shareholders is not likely to cost a significant sum for a company of Boeing's size. Implementing recommendations stemming from the review has the potential to be more costly, however, depending on the results of the review and any recommended changes in executive compensation policy, practices and performance measures.

Supporters contend that the tremendous gap in pay between front-line workers and executives can weaken employee morale. Compensation was one issue in a recent strike by Boeing employees. CEO Philip Condit's total compensation increased over 300 percent between 1999 and 2000, primarily due to a long-term incentive payout of $12.1 million. The payout was for performance shares that vested in 2000. The performance share program requires a minimum compound average annual increase in share price of 10 percent within a five-year period. During 2000, the stock price achieved the stated performance hurdles required for vesting of 75 percent of the performance shares granted in 1999, and 55 percent granted in 2000.

While proposals to link executive compensation are the most numerous proposals filed by shareholders on executive compensation, these resolutions continue to receive low support, averaging 8.8 percent of the votes cast in 2000.

See IRRC's Social Issues Service company report for more information regarding this proposal

Proposal No. 5: Shareholder proposal—Eliminate supermajority vote requirement

Proxy statement page: 40
Vote required: Majority of votes cast (abstentions count against; broker-non votes not counted)
Proponent: Edward P. Olsen

Proposal

To request the board to take the necessary steps to reinstate simple majority vote on all issues that are submitted for shareholder vote to the fullest extent possible. The proponent also recommends eliminating the company's requirements for supermajority vote and recommends that any futur[illegible]'on on this topic be put to a shareholder vote as a separate proposal.

Arguments for

Supporters of these proposals say supermajority vote provisions may stifle bidder interest in the company and therefore devalue the stock. Supermajority requirements may be set so high that they discourage tender offers altogether. Proponents say supermajority requirements detract from a simple majority's power to enforce its will. Frequently these supermajority lock-in vote requirements apply to antitakeover provisions contained in the charter or bylaws. In many cases, they say, the high vote requirements exceed the normal anticipated level of shareholder participation at a meeting, making the proposed action all but impossible.

Arguments against

Opponents of these proposals say supermajority vote requirements help guard against two-tier tender offers in which a raider offers a substantially higher cash bid for an initial and often controlling stake in a company and then offers a lower price for the remaining shares. The coercive pressures associated with such offers may force shareholders to tender before they have considered all relevant facts. Requiring supermajority approval of transactions provides protection to minority shareholders.

Opponents say supermajority lock-in vote requirements provide protection to minority shareholders by ensuring that changes to key charter or bylaw provisions are approved by more than a majority of shareholders. They also say high approval requirements ensure broad agreement on issues that may have a significant impact on the future of the company.

Current corporate governance profile

IRRC

Corporate Governance Service

Research Section

AVERAGE VOTING RESULTS ON SIGNIFICANT CORPORATE GOVERNANCE PROPOSALS

(09/27/00)

Proposal type (X) = pending	—2000— *# of proposals*	—2000— *Average vote+*	—1999— *# of proposals*	—1999— *Average vote+*	*Trend^*
Redeem or vote on poison pill (0)	24	57.8	27	61.9	-4.1
Eliminate supermajority vote (1)	7	54.6	3	54.6	0.0
Repeal classified board (4)	51	53.9	63	47.3	+6.6
Confidential voting (0)	5	52.2	4	42.6	+9.6
Shareholders call sp. mtg./act by writ. con (0)	2	41.8	2	49.2	-7.4
Restrict non-employee director pensions (0)	2	35.9	2	30.3	+5.6
Vote on future golden parachutes (2)	5	29.9	11	26.1	+3.8
Provide for cumulative voting (4)	20	27.8	29	27.0	+0.8
Independent nominating committee (2)	3	24.2	3	24.8	-0.6
Director independence (2)	11	23.9	11	22.6	+1.3
Sell company/spin off/hire investment banker (10)	19	20.1	21	12.1	+8.0
Increase board diversity (0)	5	19.9	7	15.3	+4.6
Separate CEO & chairman (0)	2	19.0	3	19.0	0.0
No repricing underwater stock options (0)	1	11.2	3	30.7	--
Disclose executive compensation (0)	5	9.6	7	10.9	-1.3
Restrict executive compensation* (4)	14	7.7	31	7.3	+0.4
Independent compensation committee	0	0	2	25.4	--
Performance-based stock options	0	0	4	26.3	--

+ Vote as percentage of shares voted for and against, abstentions excluded

**Includes proposals to restrict executive pay, cap executive pay and link executive pay to performance*

^Trend figures are calculated for categories with more than one proposal.

Corporation	Subject	Principal Sponsor or Coordinator	Status
AOL Time Warner	freeze executive pay during downsizing#	UFE/Resp. Wealth	withdrawn
Apple Computer	increase compensation committee independence##	IBEW	39.1%
	increase nominating committee independence##	Operating Engineers	14.4%
	no consulting by auditors#	UBCJA	withdrawn
AT&T	allow vote against directors##	Morse, R.	not in proxy
	double board nominees#	Dee, R.	omitted [b-2]
	increase key committee independence#	Chevedden, J.	omitted [i-6]
	pay directors in cash#	Truhan, E. & C.	omitted [i-3]
	pension fund surplus reporting		16.0% pre
	provide pension choices	Domini	10.0% pre
	vote on future golden parachutes	CWA	21.0% pre
	vote on spin-offs' takeover provisions##	AFL-CIO	40.0% pre
Atlas Air Worldwide Holdings	redeem or vote on poison pill#	Chevedden, J.	omitted [i-2]
Autodesk	vote on all stock-based compensation plans#	TIAA-CREF	omitted [i-7]
Automatic Data Processing	no consulting by auditors	UBCJA	11/12/2002
AutoNation	redeem or vote on poison pill#	Chevedden, J.	omitted [e-2]
Avant	increase audit committee independence	NYCTeachers	mtg cancelled
Avaya	allow vote against directors##	Morse, R.	awaiting tally
	redeem or vote on poison pill#	Brandes Trust	omitted [b-2]
Avon Products	increase audit committee independence	Laborers	13.6%
	no consulting by auditors#+	UBCJA	12.5%
Baker Hughes	eliminate supermajority provision	Rossi Family	68.7% @ (p)
	repeal classified board	Mathis, H.	81.5% @ (p)
Bank Of America	change annual meeting location	Davis, E.	5.7%
	COLA for pensions#	Schinagl, W.	omitted [i-7]
	double board nominees	Naylor, B.	5.5%
	increase shareholder perks#	Gavitt, A.	omitted [e-2]
	redeem or vote on poison pill#	Rossi Family	omitted [i-10]
	vote on future golden parachutes	Teamsters	50.7% (p)
Barnes & Noble	report on directors' role in corporate strategy	UBCJA	withdrawn
Bausch & Lomb	repeal classified board	AFSCME	76.5% @ (p)
Baxter International	adopt cumulative voting	Glotzer, M.	39.1% @
BB&T	waive service fees#	King, J.	omitted [i-7]
Becton Dickinson	adopt cumulative voting	Davis, E.	38.5%
Best Buy	no consulting by auditors	UBCJA	withdrawn
	report on directors' role in corporate strategy	IBEW	withdrawn
Bethlehem Steel	redeem or vote on poison pill	Rossi Family	mtg cancelled
BJ Services	increase efforts to diversify board	Episcopal Church	not in proxy
Black & Decker	award perfomance-based stock options	NYCERS	13.1%
Bob Evans Farms	restrict executive compensation	Mitchell, E.K.	awaiting tally
Boeing	award perfomance-based stock options	Schlossman, B.	withdrawn
	disclose executive pension obligations#	Blondin, M.	omitted [i-7]
	eliminate supermajority provision	Olsen, E.	50.7% @
	increase key committee independence#+	Gilberts	22.8% @
	link executive pay to social criteria	Capuchins, Passionists	8.8%
	modify bonus programs#	Wirrick, J.	omitted [i-7]
	pay directors in stock#+	Watt, D.	9.0% @
	provide pension choices#+	Shuper, D. & G.	12.0% @
	redeem or vote on poison pill	Janopaul, J.	50.7% @
	repeal classified board#+	Chevedden Family Trust	50.5% @

rectors and officers is also a factor.

Perhaps the most important driver of change is the markets. Increasingly, institutional investors are flocking to stocks of companies perceived as being well governed and punishing stocks of companies seen as having lax oversight. No company knows this better than Cendant Corp., which has been revamping governance since its 1998 accounting scandal. Among the most recent changes: Executive stock options will now require shareholder approval, and severance deals for departing executives will be severely curtailed. "I think the real impetus [for reform] will not be the NYSE, the President, or Congress—it will be the reality of the marketplace," says Henry R. Silverman, Cendant's CEO.

Some boards, it seems, never change. Long regarded as governance slackers, they still seem oblivious to the atmosphere of reform. At Tyson Foods Inc., for example, there are 10 insiders on the 15-member board, including founder Don Tyson's son, making it one of the most insider-dominated boards around—and earning the company a place on *BusinessWeek*'s Worst Boards list. Five of the insiders are Tyson consultants, and seven have extensive side deals with the company—everything from leasing farms to providing aircraft, wastewater-treatment plants, and office space. Two of those seven sit on the compensation committee that awarded CEO John H. Tyson a $2.1 million bonus for negotiating the acquisition of meatpacker IBP—a deal the company tried, unsuccessfully, to back out of. And after a federal indictment in Tennessee accused the company of conspiring since 1994 to smuggle illegal immigrants into the U.S. from Mexico to work in its poultry-processing plants, the company fired several managers allegedly involved in the scheme, but the board took no action against the CEO.



The most egregious failing of U.S. boards: Allowing astronomical pay for head honchos

Tyson denies the conspiracy charge and says the CEO's bonus was earned in light of the "huge number of man-hours" involved in the IBP acquisition and its "unqualified success." But governance experts say boards like Tyson's are a throwback to when directors saw board seats as a way to land clients for their companies or consulting contracts for themselves. "It's an incestuous board with a capital I," says Patrick McGurn, corporate-programs director at proxy adviser Institutional Shareholder Services Inc. "They may not all share the name, but they all share the same affinity for the Tyson family."

To be sure, the governance revolution has not taken root everywhere. And even where it has, constant vigilance is necessary to make sure the sense of purpose survives. Computer Associates, a Most Improved board, hired Harvard governance expert Jay W. Lorsch to advise it on reform, designated a lead independent director, and bolstered its audit

BOARDS THAT NEED WORK

ADVANCED MICRO DEVICES	Board gets high marks for independence and quality, including audit committee that met nine times in 2001. But five directors need a bigger equity stake. No outside director is CEO of a company of comparable size.
AT&T	More than a third of board owns less than $150,000 worth of AT&T stock. Three directors sit on too many boards. One member of the compensation committee has a stake in a company that does business with AT&T. CEO Michael Armstrong and Citigroup's Sanford Weill sit on each other's boards.
CIRCUIT CITY	Out of 13 board members, 7 own less than $150,000 in stock. Board lacks an outside director with extensive retail experience, especially crucial as the company's performance slumps.
CITIGROUP	Board is loaded with top-flight CEOs—from AT&T, Alcoa, United Technologies, and Colgate-Palmolive—and has made recent governance improvements, including expensing options. But with 17 directors, it's too big. Two of the six audit-committee members sit on too many boards.
FORD	Ford stumbled in 2001, allowing now-ousted CEO Jacques Nasser to proceed with an ill-conceived makeover as quality slid. Board needs fewer insiders and an audit-committee chief with CFO experience.
HEWLETT-PACKARD	The 12-member post-merger board has only three insiders. But CEO Carleton S. Fiorina needs to get off the nominating committee; Richard Hackborn, a former HP exec, needs to get off the audit committee; and the company's external auditor shouldn't be providing nonaudit consulting services.
MICROSOFT	With no nominating committee, founder Bill Gates has too much control over board composition. A former company president shouldn't be sitting on the audit committee. And with just eight directors, every warm body counts—three of them shouldn't be sitting on five or more additional boards.
PEPSICO	Half of being a good director is simply showing up, and three members of PepsiCo's audit committee didn't. All three missed at least 25% of their meetings last year. The laggards include Fannie Mae CEO Franklin Raines.
WAL-MART	It's hard to fault this company on performance, but governance is another matter. Half of the 16 board members have ties to the company. Wal-Mar ties with two directors' families and decide whether it really needs all seven current or fo ployees or family members who now sit on the board.

7

Profile - Boeing Company (NYSE:BA)

As of 2-Jan-2003

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Mar 7 Dividend payment of $0.17

Location

100 N. Riverside
Chicago, IL 60606

Phone: (312) 544-2000
Email: wwwmail.boeing2@boeing.com

Employees (last reported count): 169,000

Financial Links

- Institutional Ownership
- Upgrade/Downgrade History
- Historical Price Data
- SEC Filings from Edgar Online

Competitors:
- Sector: Capital Goods
- Industry: Aerospace & Defense

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Index Membership

- Dow Industrials
- S&P 500

Ownership

- **Insider and 5%+ Owners:** 13%
- Over the last 6 months:
  - one insider sell; 3,000 shares
- **Institutional:** 65% (74% of float) (1,776 institutions)
- **Net Inst. Buying:** 21.5M shares (+ 4.00%) (prior quarter to latest quarter)

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Business Summary

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The Boeing Company, together with its subsidiaries, is an aerospace firm. The Company operates in principal areas that include commercial airplanes, military aircraft, missile systems, space and communications and customer and commercial financing. The Commercial Airplanes segment is involved in development, production and marketing of commercial jet aircraft; the Military Aircraft and Missile Systems segment is involved in the research, development, production, modification and support of military aircraft; the Space and Communications segment is involved in the research, development, production, modification and support of space systems, missile defense systems, satellites and satellite launching vehicles, rocket engines and information and battle management systems, and the Customer and Commercial Financing segment is primarily engaged in the financing of commercial and private aircraft and commercial equipment.

More from Market Guide: Expanded Business Description

Financial Summary

BA develops and produces jet transports, military aircraft and space and missile systems through three segments: commercial airplanes, military aircraft and missiles and space and communications. For the nine months ended 9/30/02, net sales fell 5% to $40.37 billion. Net income before accounting change fell 37% to $1.73 billion. Results reflect lower sales of commercial airplanes, reduced gross margins and an increase in SGA, share-based plan and interest expenses.

(8)

More from Market Guide: Significant Developments

GENERAL PROXY STATEMENT, ANNUAL MEETING AND SHAREHOLDER INFORMATION

Holders of Boeing stock at the close of business on February 28, 2002 are entitled to receive notice of the Annual Meeting and to vote their shares at the Annual Meeting. As of that date, there were 838,402,100 shares of common stock outstanding and 798,204,762 of those shares were entitled to vote. (The Shares held in the Share Value Trust are not voted, and shares issued in exchange for shares of Rockwell International Corporation or McDonnell Douglas Corporation that have not been exchanged are not eligible to vote.) There were 141,437 registered shareholders on the record date, and approximately 665,332 beneficial owners whose shares were held in street name. The closing price of the Company's common stock on February 28, 2002 was $45.96.

THE BOEING COMPANY

FORM 10-Q

For the Quarter Ended June 30, 2002

11. A shareholder proposal requesting the Board to adopt simple majority vote on all issues submitted for shareholder vote.

For	271,438,087
Against	264,023,853
Abstain	12,501,402

547,963,342 or 68% of 798,204,762 of shares were entitled to vote

Corporation	Subject	Principal Sponsor or Coordinator	Status
AOL Time Warner	freeze executive pay during downsizing#	UFE/Resp. Wealth	withdrawn
Apple Computer	increase compensation committee independence##	IBEW	39.1%
	increase nominating committee independence##	Operating Engineers	14.4%
	no consulting by auditors#	UBCJA	withdrawn
AT&T	allow vote against directors##	Morse, R.	not in proxy
	double board nominees#	Dee, R.	omitted [b-2]
	increase key committee independence#	Chevedden, J.	omitted [i-6]
	pay directors in cash#	Truhan, E. & C.	omitted [i-3]
	pension fund surplus reporting		16.0% pre
	provide pension choices	Domini	10.0% pre
	vote on future golden parachutes	CWA	21.0% pre
	vote on spin-offs' takeover provisions##	AFL-CIO	40.0% pre
Atlas Air Worldwide Holdings	redeem or vote on poison pill#	Chevedden, J.	omitted [i-2]
Autodesk	vote on all stock-based compensation plans#	TIAA-CREF	omitted [i-7]
Automatic Data Processing	no consulting by auditors	UBCJA	11/12/2002
AutoNation	redeem or vote on poison pill#	Chevedden, J.	omitted [e-2]
Avant	increase audit committee independence	NYCTeachers	mtg cancelled
Avaya	allow vote against directors##	Morse, R.	awaiting tally
	redeem or vote on poison pill#	Brandes Trust	omitted [b-2]
Avon Products	increase audit committee independence	Laborers	13.6%
	no consulting by auditors#+	UBCJA	12.5%
Baker Hughes	eliminate supermajority provision	Rossi Family	68.7% @ (p)
	repeal classified board	Mathis, H.	81.5% @ (p)
Bank Of America	change annual meeting location	Davis, E.	5.7%
	COLA for pensions#	Schinagl, W.	omitted [i-7]
	double board nominees	Naylor, B.	5.5%
	increase shareholder perks#	Gavitt, A.	omitted [e-2]
	redeem or vote on poison pill#	Rossi Family	omitted [i-10]
	vote on future golden parachutes	Teamsters	50.7% (p)
Barnes & Noble	report on directors' role in corporate strategy	UBCJA	withdrawn
Bausch & Lomb	repeal classified board	AFSCME	76.5% @ (p)
Baxter International	adopt cumulative voting	Glotzer, M.	39.1% @
BB&T	waive service fees#	King, J.	omitted [i-7]
Becton Dickinson	adopt cumulative voting	Davis, E.	38.5%
Best Buy	no consulting by auditors	UBCJA	withdrawn
	report on directors' role in corporate strategy	IBEW	withdrawn
Bethlehem Steel	redeem or vote on poison pill	Rossi Family	mtg cancelled
BJ Services	increase efforts to diversify board	Episcopal Church	not in proxy
Black & Decker	award perfomance-based stock options	NYCERS	13.1%
Bob Evans Farms	restrict executive compensation	Mitchell, E.K.	awaiting tally
Boeing	award perfomance-based stock options	Schlossman, B.	withdrawn
	disclose executive pension obligations#	Blondin, M.	omitted [i-7]
	eliminate supermajority provision	Olsen, E.	50.7% @
	increase key committee independence#+	Gilberts	22.8% @
	link executive pay to social criteria	Capuchins, Passionists	8.8%
	modify bonus programs#	Wirrick, J.	omitted [i-7]
	pay directors in stock#+	Watt, D.	9.0% @
	provide pension choices#+	Shuper, D. & G.	12.0% @
	redeem or vote on poison pill	Janopaul, J.	50.7% @
	repeal classified board#+	Chevedden Family Trust	50.5% @

EXHIBIT A

6 ‑ Allow Simple-Majority Vote

(1) This topic won a majority of our yes-no vote in 2002

Shareholders recommend our company implement a simple-majority vote rule. This recommendation includes all issues submitted to shareholder vote to the fullest extent possible. This proposal recommends the greatest flexibility to adopt the spirit and the letter of this topic to the fullest extent possible, as soon as possible, by amending our company governing documents including the bylaws.

Edward P. Olson, 3729 Weston Place, Long Beach, CA 90807 submits this proposal.

(2) **Simple-majority requirements are widely supported**

(3) Major pension funds support simple-majority provisions. (4) Proponents of simple-majority vote said that super-majority vote requirements, like our companyÕs, may stifle bidder and devaluate our stock. Simple-majority resolutions at major (5) companies won an overall 54% of yes-no shareholder votes in 1999 and 2000 and an 85%-yes vote at Alaska Air in 2002. This (6) topic won a majority of our yes-no vote at our 2002 annual meeting.

Serious about Good Governance

Enron and the corporate disasters that followed forced many companies (7) to get serious about good governance. Increasingly, institutional investors are flocking to stocks of companies perceived as being well governed and punishing stocks of companies seen as having lax oversight.

(8) This proposal topic won significant institutional support to win more than 50% of the yes-no vote at the 2002 annual meeting. It is important for our company to maintain institutional investor support. If our management loses the support of a number of large institutional investors and they sell their stock, it could negatively impact all remaining shareholders. Increasingly institutional investors recognize their role as owners of companies. A McKinsey & Co. survey showed that institutional investors are prepared to pay an 18% premium for good corporate governance.

EXHIBIT A

A supermajority rule, like our company has, can mean that if 100% of shares voted are in favor of a proposal, it will not pass because a 75%-yes vote of all shares in existence is required for passage. (9) Thus shareholder approval of certain items is all but impossible. Under our current rule a small minority of shareholders, as little as 1%, could force their will on a 74% majority of shareholders.

Management Commitment to Shareholders

(10) By adopting a policy to allow simple majority vote, our board could demonstrate a commitment to the greatest management concern for shareholder value. In recent years, various companies have been willing to implement proposal topics that won a majority of yes-no shareholder (11) votes. Shareholders believe that our company should do so as well.

Allow Simple-Majority Vote

(12) **This topic won a majority of our yes-no vote in 2002**

Yes on 6

This proposal title is part of the rule 14a-8 shareholder submitted text and is submitted for unedited publication as the first and only title in all proxy references including each ballot.

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 26, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 23, 2002

The proposal recommends that Boeing implement a simple majority vote on all matters that are submitted to shareholder vote to the fullest extent possible.

We are unable to concur in your view that Boeing may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide factual support in the form of a citation to a specific source for the sentence "Simple-majority requirements are widely supported";
- specifically identify the "pension funds" referenced in the sentence that begins "Major pension funds . . ." and ends ". . . simple-majority provisions" and provide factual support in the form of a citation to a specific source;
- specifically identify the "proponents" referenced in the sentence that begins "Proponents of simple-majority . . ." and ends ". . . devaluate the stock" and provide factual support in the form of a citation to a specific source;
- provide factual support in the form of a citation to a specific source for the statement that begins "Simple-majority resolutions at major companies. . ." and ends ". . . yes-no shareholder votes in 1999 and 2000";
- provide factual support in the form of a citation to a specific source for the sentence that begins "Increasingly, institutional investors are . . ." and ends ". . . seen as having lax oversight";
- provide factual support in the form of a citation to a specific source for the sentence that begins "This proposal topic won significant . . ." and ends ". . . at the 2002 annual meeting";
- recast the sentence that begins "Thus shareholder approval . . ." and ends ". . . is all but impossible" as the proponent's opinion; and

- in the sentence that begins "Shareholders believe . . .", delete the reference to "Shareholders" and recast the sentence as the proponent's belief.

Accordingly, unless the proponent provides Boeing with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Boeing omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Alex Shukhman

Alex Shukhman
Attorney-Advisor